SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 23, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated March 23, 2009 regarding “Ericsson to divest its TEMS-branded products business to Ascom.”

PRESS RELEASE	March 23, 2009

Ericsson to divest its TEMS-branded products business to Ascom

Ericsson (NASDAQ:ERIC) today announced it has entered into an agreement to divest its TEMS-branded products business, consisting of tools for air interface monitoring and radio network planning, to Ascom. The agreement involves the transfer of about 300 employees of which around 180 are based in Sweden. The transaction is expected to close in June, 2009. With the divestment, Ericsson is refining its leading Professional Services portfolio to focus more purely on the services business.

Ericsson’s TEMS-branded products business provides tools for air interface monitoring and radio network planning. These solutions facilitate planning, implementation and optimization of networks. The TEMS brand is widely recognized as the industry leader and its products are supplied to the world’s top 20 wireless service operators. The purchase price is CHF 190 million, excluding net of assets and liabilities.

With the divestment, Ericsson is refining its leading Professional services portfolio, to focus more purely on the service business. With its strong focus on telecom services it has become of limited strategic value to Ericsson to keep the TEMS products business within the company.

Ericsson believes that this transaction will allow the TEMS business to further realize its growth potential, while adding significant competence, well-known and industry leading products and a sizable customer base to Ascom. This will also be a positive step for Ericsson’s customers, partners and employees, reaping the benefits from this divestment.

The completion of the transaction is subject to customary closing conditions. JP Morgan acts as sole financial advisor to Ericsson in the transaction.

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 250 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of 27 billion (SEK 209 billion) in 2008. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on the Stockholm and NASDAQ stock exchanges.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public and Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on March 23, 2009, 7.00 pm CET.

About Ascom

Ascom is an international solution provider with comprehensive technological know-how in Mission-Critical Communication. The company concentrates on the core areas of Wireless Solutions (high-value, customer-specific on-site communications solutions) and Security Solutions (applications for security, communication and control systems for infrastructure operators, public security institutions and the army). The company has subsidiaries in 16 countries and a workforce of some 2,000 employees worldwide. Ascom registered shares (ASCN) are listed on the SIX Swiss Exchange in Zurich.

www.ascom.com

For further information contact:

Daniel Lack, General Secretary & Director of Corporate Communications

Phone +41 44 823 1330

Fax +41 44 823 1333

E-mail: daniel.lack@ascom.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 23, 2009